Exhibit 99.1

NEWS RELEASE

Siyata’s SD7+ Cellular Body Camera Device Will Soon Be Powered by Visual Labs

-	SD7+ features a wide-angle camera coupled with 4G cellular connectivity will soon have traditional body camera functionality, as well as real-time situational and positional tracking

-	An estimated 1.27 million global bodycams shipped in 2021, with North America representing the largest market share at approximately 485,000 units[1]

Vancouver, BC – October 26, 2022 – Siyata Mobile Inc. (Nasdaq: SYTA/SYTAW) (“Siyata” or the “Company”), a global vendor of Push-to-Talk over Cellular (PoC) devices and cellular signal booster systems, today announces the SD7+ rugged mission-critical push-to-talk (PTT) device will soon be powered with Visual Labs Inc.’s (“Visual Labs”) innovative body camera software. The integration of PTT and body camera functionality into a single platform eliminates the need for users to carry two separate devices (a communication device and a body camera), creating an ideal upgrade solution from legacy land mobile radio (LMR) technologies or proprietary stand-alone body cameras.

The SD7+ is designed to provide a single platform solution that integrates PTT and bodycam functionality with excellent sound and video quality that operates over the high bandwidth 4G LTE network, providing consistent connectivity. As with Siyata’s SD7, there is no need to invest in infrastructure such as radio towers or repeaters to operate the SD7+, enabling first responders as well as secondary support personnel to quickly connect and coordinate on unified public cellular networks in North America and international markets. 4G LTE connectivity also enables the SD7+ to offer remote video streaming in case of a critical incident, while also offering video recording to encrypted internal storage prior to upload to the cloud. Video recording can be initiated by pressing a single large button on the front of the device which also includes a software-controlled LED ring around the camera that indicates recording status.

SD7+

“The ability to offer a single platform solution that combines the benefits of two mission-critical technologies for the first responder community and other key customer segments significantly strengthens our competitive positioning,” said Siyata CEO Marc Seelenfreund. “We plan to leverage our carrier channel relationships both in the U.S. and internationally to accelerate deployments of this highly innovative offering.”

“We have always emphasized the versatility of the Visual Labs software and its use on Siyata’s SD7+ illustrates this fact. Siyata’s unique device will provide yet another option for organizations to consolidate equipment and get the best overall value in achieving their technology goals,” said Alexander Popof, Chief Operating Officer of Visual Labs.

The body camera functionality of the SD7+ will soon be powered by Visual Labs. Visual Labs is a highly respected software company and developer of Android-based bodycam and dashcam software. Visual Labs provides its software to public safety, private security and other customers throughout the United States and internationally. Its public safety customers include town marshals, city police departments, county sheriff’s offices, wildlife and other state agencies and federal customers. Visual Labs is based in Menlo Park, California.

The global body-worn camera market was valued at $444 million in 2018 and expected to reach $1.5 billion by 20252. There was an estimated 1.27 million global bodycams shipments in 2021, with North America representing the largest market share at approximately 485,000 units3. [Source for (1) (2) (3): Predictive Market Research, Market Research Future, Company estimates]

About Visual Labs

Visual Labs, Inc. is a Menlo Park, California based software company that has developed software for AndroidTM smartphones and a web-based evidence management platform to provide CJIS-compliant (Criminal Justice Information Services) body and dash camera solutions. The Visual Labs solutions are used by law enforcement, private security and other customers all across the United States and internationally.

(https://www.visuallabsinc.com/)

Contact: Alexander Popof, Chief Operating Officer

alp@visuallabsinc.com

818-919-9802

About Siyata Mobile

Siyata Mobile Inc. is a B2B global vendor of next generation Push-To-Talk over Cellular (PoC) devices and cellular booster systems. Its portfolio of in-vehicle and rugged smartphones enable first responders and enterprise workers to instantly communicate, over a nationwide cellular network of choice, to increase situational awareness and save lives.

Its portfolio of enterprise grade and consumer cellular booster systems enables first responders and enterprise workers to amplify cellular signal in remote areas, inside structural buildings where signals are weak and within vehicles for the maximum cellular signal strength possible.

Siyata’s common shares trade on the Nasdaq under the symbol “SYTA” and its warrants trade on the Nasdaq under the symbol “SYTAW.”

Visit siyatamobile.com and unidencellular.com to learn more.

Investor Relations (Canada):

Kin Communications
1-866-684-6730
SYTA@kincommunications.com

Investor Relations (United States):

Dave Gentry

RedChip Companies Inc.

SYTA@redchip.com

1-800 RED-CHIP (733-2447)

407-491-4499

Siyata Mobile Corporate:

Daniel Kim, VP of Corporate Development
Siyata Mobile Inc.
daniel@siyata.net

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995 and other Federal securities laws. Words such as “expects,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates” and similar expressions or variations of such words are intended to identify forward-looking statements. Because such statements deal with future events and are based on Siyata’s current expectations, they are subject to various risks and uncertainties and actual results, performance or achievements of Siyata could differ materially from those described in or implied by the statements in this press release. The forward-looking statements contained or implied in this press release are subject to other risks and uncertainties, including those discussed under the heading “Risk Factors” in Siyata’s filings with the Securities and Exchange Commission (“SEC”), and in any subsequent filings with the SEC. Except as otherwise required by law, Siyata undertakes no obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events. References and links to websites have been provided as a convenience, and the information contained on such websites is not incorporated by reference into this press release.

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